UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34786

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Part IV - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2018.

Harrison, New York June 27, 2019
PKF O’CONNOR DAVIES, LLP

500 Mamaroneck Avenue, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.pkfod.com
PKF O’Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets

Investments, at Fair Value
Money market funds	$ 450,513	$ 468,978
Interest in common collective trusts	9,783,296	10,031,581
Oritani Financial Corp. Common stock	3,785,470	3,864,562
Total Investments, at fair value	14,019,279	14,365,121
Investment, at Contract Value
Reliance Trust Company Stable Value Funds	1,170,704	1,329,009
Total Investments	15,189,983	15,694,130

Receivables
Employer Contribution	7,619	7,428
Participants Contributions	20,616	19,537
Notes Receivable From Participants	341,241	393,896
Due from broker for investments sold	719	4,408
Total Receivables	370,195	425,269

Total assets	15,560,178	16,119,399

Liabilities
Due to broker for investments purchased	79,878	5,760
Total Liabilities	79,878	5,760

Net assets available for benefits	$ 15,480,299	$ 16,113,639

See accompanying notes to financial statements.

  Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018 and 2017

	2018	2017
Additions
Investment (Loss) Income
Net (depreciation) appreciation in fair value of investments	$ (976,121)	$ 958,631
Interest and dividend income	301,883	294,643
Other Income	——	1,798
Total investment (loss) income	(674,238)	1,255,072

Contributions
Employer	231,203	217,376
Participant	695,437	660,909
Rollovers	530,571	494,026
Total Contributions	1,457,211	1,372,311

Total additions	782,973	2,627,383

Deductions
Benefits paid to participants	1,314,651	1,394,892
Deemed distributions	32,617	——
Administrative expenses	69,045	79,314
Total deductions	1,416,313	1,474,206

Net (decrease) increase	(633,340)	1,153,177

Net assets available for benefits, beginning of the year	16,113,639	14,960,462

Net assets available for benefits, end of the year	$ 15,480,299	$ 16,113,639

See accompanying notes to financial statements.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

1.     Description of Plan

The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the plan provisions.  Oritani Bank (the “Bank” or “Plan Sponsor”) is the sponsor of the Plan.

General

The Plan is a defined contribution employee savings and profit sharing plan covering all eligible employees (as defined in the Plan document) of the Bank.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An employee becomes eligible to participate in the Plan upon completion of three (3) consecutive months from the date of their employment during which they complete 250 hours of service.  If a participant does not complete 250 hours of service within their first three (3) consecutive months of employment, then an employee will have satisfied the service requirement if they are credited with a year of service.

Contributions

Participants may elect to have up to 75% of their eligible compensation, as defined by the Plan, deducted on a pre-tax, after-tax or Roth basis.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  A participant may elect to increase, decrease or suspend their contributions according to procedures established by the Bank.  There is an annual limit as to the amount that be contributed that is determined by the Internal Revenue Code (“Code”).  The Plan permits participants to contribute amounts representing distributions from other qualified plans.

The Bank matches up to 50% of a participant’s contributions, up to 6% of their eligible compensation upon completion of one year of service and 1,000 hours.

Vesting

Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Bank matching contributions, as well as allocations of Plan earnings.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

Expenses

Trustee fees are paid by the Plan.  Certain Plan expenses, such as recordkeeping, auditing, and legal fees, are paid directly by the Plan Sponsor.  Expenses with respect to participants’ accounts are charged to such accounts.  Investment related expenses are included in net (depreciation) appreciation in fair value of investments.

Payment of Benefits

Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 70 1/2, except to the extent that their vested account balance as of the date of termination is less than $1,000; in which case their interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, if the value of the entire account is less than $5,000, then the benefit will be paid as a lump sum.  If the amount exceeds $5,000,  the participant’s beneficiary can elect to receive the benefit payment in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

Notes Receivable From Participants

Eligible participants may borrow from their account a minimum amount of $1,000 up to the lesser of (1) fifty percent (50%) of the value of the participant’s vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months.  Loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%.  General purpose loans must be repaid within five years and loans for the purchase of a principal residence may be longer.  Principal and interest are paid ratably through payroll deductions.

Distributions

During employment, a participant may make withdrawals of amounts applicable to participant and vested employer contributions, subject to certain restrictions, as defined under the Plan. Participants are entitled to withdraw funds, exempt from excise tax, upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to two withdrawals in any calendar year.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

2.       Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

All of the Plan’s investments are stated at fair value except for the stable value fund which is reported at contract value.  Money market funds are valued at the daily closing price reported by the fund.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The money market funds held by the plan are deemed to be actively traded.

Investments in employer securities (common stock) are valued at the closing price reported on the active market on which the individual security trades.  Investments in common/collective trusts are valued at their respective NAV.

The Reliance Trust Company Stable Value Fund is a fully benefit responsive investment, which is required to be reported at contract value.  Contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

Risks and Uncertainties

The Plan has various investment vehicles, directed by participants.  The investments include common/collective trusts, direct holdings in common stock of Oritani Financial Corp., the Parent Company of the Bank and the Reliance Trust Company Stable Value Fund. These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and, therefore, the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.
3.       Investments at Contract Value

The Reliance Trust Company Stable Value Fund (the “Fund” or “RSVT”) invests in a representation of guaranteed investment contracts, bank investment contracts and/or wrapped portfolio of fixed income instruments.  Collectively, these contracts are referred to as investment contracts. A traditional Guaranteed Investment Contract (“GIC”) is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants. The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund.  The Fund is subject to the general credit risk of the issuer.  RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer. A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.  Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security.  The portfolio is owned by the Fund. The Fund purchases a wrapper contract from an insurance company or other financial services institution. RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.  The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.

The Fund one-year total return was 2.91% for 2018 and 2.56% for 2017.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

The existence of certain conditions can limit the Fund’s ability to transact at contract value with the issuers of its investment contracts.  Employer initiated events, if material, may affect the underlying economies of investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Fund’s ability to transact at contract value with Plan participants.

4.	Fair Value Measurements

ASC 820 Fair Value Measurements and Disclosures establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 Fair Value Measurements and Disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Investments where fair value is measured using net asset value per share as a practical expedient are not categorized in the fair value hierarchy.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believed the valuation methodologies are appropriate and consistent with those used by other market participants, the uses of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

The following table sets forth by level, with the fair value hierarchy, the Plan’s assets at fair value:
Investment Assets at Fair Value as of December 31, 2018

December 31, 2018
	Level 1	Level 2	Level 3	Total Assets

Money market funds	$ 450,513	—	—	$ 450,513
Oritani Financial Corp. Common Stock	3,785,470	—	—	3,785,470
Total investments at fair value	$ 4,235,983	—	—	4,235,983
Common collective trusts, measured at NAV				9,783,296
Total investments				$ 14,019,279

December 31, 2017
	Level 1	Level 2	Level 3	Total Assets

Money market funds	$ 468,978	—	—	$ 468,978
Oritani Financial Corp. Common Stock	3,864,562	—	—	3,864,562
Total investments at fair value	$ 4,333,540	—	—	4,333,540
Common collective trusts, measured at NAV				10,031,581
Total investments				$ 14,365,121

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2018 and 2017, respectively.

	Fair	Fair		Redemption
	Value	Value	Unfunded	Frequency (if	Redemption
	12/31/2018	12/13/2017	Commitments	currently eligible)	Notice Period

Common collective trusts	$ 9,783,296	$ 10,031,581	N/A	Daily	Daily

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

5.	Tax Status

The Plan has previously received a determination letter from the Internal Revenue Service dated February 15, 2011, stating that the form of the plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), that any employer adopting this form of the Plan will be considered to have a qualified plan. The Plan was restated effective January 1, 2016.  The Plan is a volume submitter plan document that received an IRS opinion letter dated March 31, 2014.  Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.	Plan Termination

The Plan Sponsor has not expressed any intention to discontinue the Plan outside of a Change in Control implication, however, it has the right under the Plan to terminate or discontinue participant contributions to the Plan subject to the provisions of ERISA.

7.	Party-in-Interest Transactions

The Plan has investments in common stock of Oritani Financial Corp.  Accordingly, these transactions qualify as exempt party-in-interest transactions under ERISA.

Certain administrative functions of the Plan are performed by officers or employees of the Plan Sponsor.  No such officer or employee receives compensation from the Plan.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as an exempt party-in-interest transactions under ERISA.  Notes receivable from participants were $341,241 and $393,896 as of December 31, 2018 and 2017, respectively.

A Plan investment is managed by Reliance Trust Company.  Reliance Trust Company is the trustee for the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions under ERISA.

Administrative services are provided by Pentegra Retirement Services to the Plan, which has a Board member who is part of the Bank’s management.  This Board member did not receive any compensation from the Plan.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

8.    Reconciliation to Form 5500

Differences between the financial statements and the Form 5500 relate to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits as reported in the
Statement of Net Assets Available for Benefits	$ 15,480,299	$ 16,113,639
Contributions receivable	(28,235)	(26,965)
Net assets available for benefits as disclosed in
Form 5500, Schedule H	$ 15,452,064	$ 16,086,674

The following is a reconciliation of contributions and change in net assets per the financial statements for the year ended December 31, 2018 and 2017, to Form 5500:

	2018		2017
	Contributions	Change in Net Assets	Contributions	Change in Net Assets
As disclosed in the financial statements	$ 1,457,211	$ (633,340)	$ 1,372,311	$ 1,153,177
Contributions receivable-beginning of year	26,965	26,965	28,843	28,843
Contributions receivable-end of year	(28,235)	(28,235)	(26,965)	(26,965)
As disclosed in Form 5500, Schedule H	$ 1,455,941	$ (634,610)	$ 1,374,189	$ 1,155,055

9.    Subsequent Events

 The Bank has evaluated subsequent transactions and events after the financial statement date and has determined that no subsequent events have occurred which would require adjustment to or disclosure in the  financial statements.

Oritani Bank Employees’ Savings & Profit Sharing Plan and Trust
Schedule H, Part IV - Line 4i - Schedule of Assets (Held at End of Year)
ID# 22-1174955; Plan# 001
December 31, 2018
(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value
	Money Market Funds
	Collective Short Term Inv Fund (stock acct-Fed Govt Oblig Instl)	215,805	shares	**	$ 215,805
	SSgA Cash US Government Fund	234,708	shares	**	234,708
	Total Money Market Funds				450,513

	Interest in Common/Collective Trusts
*	Reliance Trust Company Stable Value Fund	6,767	units	**	1,170,704

	SSgA Target Retirement 2060 Securities Non-Lending Series Fund	187	units	**	2,134
	SSgA Target Retirement 2055 Securities Non-Lending Series Fund	631	units	**	10,587
	SSgA Target Retirement 2050 Securities Non-Lending Series Fund	588	units	**	12,536
	SSgA Target Retirement 2045 Securities Non-Lending Series Fund	5,810	units	**	125,404
	SSgA Target Retirement 2040 Securities Non-Lending Series Fund	1,203	units	**	30,457
	SSgA Target Retirement 2035 Securities Non-Lending Series Fund	14,062	units	**	299,981
	SSgA Target Retirement 2030 Securities Non-Lending Series Fund	9,341	units	**	230,481
	SSgA Target Retirement 2025 Securities Non-Lending Series Fund	16,670	units	**	342,426
	SSgA Target Retirement 2020 Securities Non-Lending Series Fund	17,639	units	**	396,704
	SSgA Target Retirement 2015 Securities Non-Lending Series Fund	253	units	**	4,587
	SsgA Aggressive Strategic Balanced Securities LSF	18,131	units	**	450,418
	SSgA Conservative Strategic Balanced Securities LSF	9,188	units	**	236,433
	SSgA Russell Large Cap Growth Index Securities NLSF	21,673	units	**	661,341
	SSgA Russell Large Cap Value Index Securities NLSF	21,020	units	**	509,075
	SSgA Long US Treasury Index Securities NLSF	26,384	units	**	446,808
	SSgA Moderate Strategic Balanced Securities LSF	9,848	units	**	255,732
	SSgA Nasdaq 100 Index Securities NLSF	18,309	units	**	803,675
	SSgA Daily EAFE Index Non-Lending Series Fund	11,089	units	**	201,224
	SsgA S&P Flagship NLFS	54,425	units	**	2,717,859
	SSgA S&P MidCap Index Securities NLSF	18,986	units	**	1,329,329
	SSgA Russell Small Cap Index Securities NLSF	6,895	units	**	312,508
	SSgA REIT Index Securities NLSF	3,909	units	**	198,513
	SSgA Target Retirement Income Non-Lending Series	6	units	**	108
	SSgA Bond Index Fund	14,712	units	**	204,976
	Total Interest in Common/Collective Trusts				9,783,296
	Investment in Employer Securities
*	Oritani Financial Corp. Stock	256,642	shares		3,785,470
*	Notes Receivable from Participants	***			341,241
					$ 15,531,224
* Represents a party-in-interest transaction as defined by ERISA.
** Cost omitted for participant directed investments.
*** Interest rates range from 4.25% to 6.25% and maturity dates ranging from March 2019 to July 2033.
See Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Date: June 27, 2019	By:	/s/ Kevin J. Lynch
Kevin J. Lynch
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PKF O’Connor Davies, LLP